Filed by Tremont Mortgage Trust
Commission File No. 001-38199
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust
Commission File No. 001-38199
Date: July 28, 2021

The following is the script for an earnings conference call of Tremont Mortgage Trust (“TRMT”) hosted by Thomas J. Lorenzini, President of TRMT, and G. Douglas Lanois, Chief Financial Officer and Treasurer of TRMT, on July 28, 2021.

Tremont Mortgage Trust
Q2 2021 Earnings Call Script
Wednesday, July 28, 2021 at 10:00 AM

Operator:
Good morning. Welcome to Tremont Mortgage Trust’s Second Quarter 2021 Financial Results Conference Call. (Operator Instructions). Please note, this event is being recorded.
I would now like to turn the conference over to Kevin Barry, Manager of Investor Relations. Please go ahead.

Speaker: Kevin Barry
Thank you, and good morning, everyone. Thanks for joining us today.
With me on the call are President, Tom Lorenzini and Chief Financial Officer and Treasurer, Doug Lanois. In just a moment, they will provide details about our business and our performance for the second quarter of 2021. We will then open the call to a question-and-answer session with sell-side analysts.
I would like to note that the recording and retransmission of today’s conference call is strictly prohibited without the prior written consent of the company. Also note that today’s conference call contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based on TRMT’s beliefs and expectations as of today, Wednesday, July 28, 2021, and actual results may differ materially from those that we project. The company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call. Additional information concerning factors that could cause those differences is contained in our filings with the Securities and Exchange Commission – or SEC – which can be accessed from the SEC’s website. Investors are cautioned not to place undue reliance upon any forward-looking statements.
In addition, our discussion regarding the pending merger of TRMT and RMRM does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, RMRM has filed with the SEC a

Registration Statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger. Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) and any other documents filed or to be filed with the SEC in connection with the merger or incorporated by reference in the joint proxy statement/prospectus because they contain and will contain important information about the merger. Information regarding potential participants and any proxy solicitation of TRMT and RMRM shareholders and a description of their direct and indirect interests by security holdings or otherwise are contained in the joint proxy statement/prospectus.
Finally, we will be discussing Non-GAAP numbers during this call, including distributable earnings and adjusted distributable earnings. For a reconciliation of net income determined in accordance with GAAP to distributable earnings and adjusted distributable earnings, please see our quarterly earnings release which is available on our website. I will now turn the call over to Tom.

Speaker: Tom Lorenzini

Thank you, Kevin. Good morning everyone, and welcome to the second quarter earnings call for Tremont Mortgage Trust. I will begin with an update on TRMT’s second quarter performance and will provide some details on our loan portfolio and investment pipeline. I will then turn the call over to Doug to review our financial results and balance sheet.
During the second quarter we continued to execute on our business objective of investing capital in first mortgage loans secured by middle market and transitional commercial real estate. TRMT’s portfolio continues to perform well with all of our loans current on debt service and our risk rating continues to remain stable. We generated adjusted distributable earnings of 25 cents per share, and earlier this month our Board maintained our quarterly distribution to shareholders of 10 cents per share, consistent with what we paid in May.
We also remain on track for our merger with RMR Mortgage Trust. During the quarter, we filed our S-4 joint proxy/registration statement with the SEC, which became effective earlier this week. We encourage all our shareholders to read these materials as they contain important information about the merger. On September 17th, we are holding a Special Meeting where shareholders will vote whether to adopt the merger agreement, although we urge all of our shareholders to submit their vote as soon as possible. With shareholder approval, we expect to close the transaction later this quarter.
This is a tremendous opportunity for our shareholders to bring together two highly complementary businesses that will create a larger, more diversified commercial mortgage REIT approaching $1 billion dollars in assets when fully invested. With increased scale and greater financial strength, we believe the combined company will be much better positioned to pursue its focus on commercial mortgage lending, drive earnings growth, and deliver more attractive risk-adjusted returns over the long-term. Based on the compelling benefits of the transaction, TRMT’s Board recommends that shareholders vote FOR the merger proposal. We join our Board in their recommendation and look forward to the successful combination of TRMT and RMRM.
Now turning to our investment activity during the second quarter… we closed on a first mortgage whole loan of $15.2 million dollars to refinance a Denver area office property. The collateral is comprised of two multi-tenant office buildings totaling approximately 125,000 square feet. The loan includes an initial funding of $13.5 million dollars and future advances of up to $1.7 million dollars, with an initial loan term of three years. This loan fits well within our program of lending on middle market transitional real estate with its stable current rent roll and likely enhanced collateral value as our borrower executes their business plan.
We received the early repayment of our industrial loan in Barrington, New Jersey with an outstanding principal amount of $36.2 million dollars, which we used to pay down our Citi repurchase facility. We also amended our loan secured by an office building in Houston, Texas. The loan was extended by 45 days until August 10th while the sponsor finalizes their efforts to refinance our $14.5 million dollar position. We expect this loan to repay at maturity. We also anticipate repayments during the third quarter from three additional loans with an aggregate outstanding principal balance of $60.7 million dollars. Based on this anticipated repayment activity, we expect to have approximately $100 million dollars of dry powder available for new investments during the third quarter.

As of June 30th, we had approximately $246 million dollars in aggregate loan commitments consisting of 13 first mortgage whole loans with a weighted average loan to value of 65 percent and a weighted average maximum maturity of 2.2 years, when including extension options. Our portfolio is 100 percent floating rate and all of our loans have active LIBOR floors. The portfolio had a weighted average coupon of 5.6 percent and an All In Yield of 6.4 percent at quarter end. Our investments continue to be broadly diversified across geographies and property type.
We continue to monitor the execution of our borrowers' business plans and remain pleased with the ongoing strength of our investments. None of our loans are in default and we have not recorded any credit losses. The weighted average risk rating of our portfolio is stable at 3, which speaks to the strong credit quality of our borrowers and our manager’s ability to originate high quality loans. During the second quarter, we upgraded two loans. Our Houston, Texas office loan was upgraded to a 3-rating based on our improved assessment of energy market office fundamentals, and we upgraded our Dublin, Ohio office loan from a 3 to a 2-rating driven by progress on the underlying business plan which resulted in a substantial increase in debt yield and debt coverage exceeding our originally underwritten estimates. We did not have any downgrades. Looking at the risk distribution of our loan book, approximately 70% of our portfolio is rated 3 or better, and none of our loans are rated at 5.
During the second half of 2021, we are focused on reinvesting our available capital into strong credit opportunities backed by high quality properties and sponsors with business plans that meet our investment return and credit criteria. We expect increased deal flow will continue in the second half of the year as acquisition activity continues to increase and has remained strong this summer, which is typically a slower season for transaction volume. Our manager Tremont Realty Advisors, under their tradename Tremont Realty Capital, remains active in the bridge loan market with a healthy deal pipeline comprised of more than 20 potential transactions totaling over $600 million dollars in various stages of review, underwriting and diligence, including office, retail, multifamily and hospitality. The debt markets continue to be marked with significant amounts of liquidity seeking yield creating a very competitive landscape, further driving down pricing. Competition to lend on quality properties is frequently coming from banks, in addition to other mREITS, debt funds and life insurance companies. With the continuing improvement in the economy and the availability of the Covid vaccine lenders such as us are beginning to expand beyond multi family, lab, office and industrial which have been the preferred property types over the last year to once again include retail and hospitality along with niche products such as self storage and manufactured housing. This increases the universe of investment opportunities as we continue to focus on new loans that best align with our investment strategy and meet our required risk adjusted returns on capital.
We currently have two loans in diligence to backfill approximately $63 million dollars of TRMT’s recent and expected loan repayments. One loan provides acquisition financing for a class A multifamily property in Portland, Oregon which we expect to close within the next week. The second is for acquisition financing for an office property outside of Dallas that we are anticipating to close during the third quarter, subject to our final diligence.
And with that, I’ll now turn it over to Doug to review our quarterly financial results… Doug
Speaker: Doug Lanois

Thank you, Tom, and good morning everyone. Thank you for joining our call.
TRMT’s second quarter financial results reflect the adverse impact of transaction expenses we incurred related to our proposed merger with RMR Mortgage Trust, as well as our loan repayment activity during the first half of 2021. We generated distributable earnings of $226 thousand dollars, or $0.03 per diluted share. Excluding $1.8 million dollars of merger transaction costs, our adjusted distributable earnings came in at $2.0 million dollars, or $0.25 cents per weighted-average diluted share. This compares to distributable earnings of $0.27 in the prior quarter.
Our earnings continue to benefit from strong portfolio performance and in-the-money LIBOR floors embedded in our loans. Interest income from our investments for the quarter was $4.1 million dollars, driven by full quarter interest payments on 12 loans and partial quarter interest payments on the loan that repaid and the new loan originated during the second quarter. Interest and related expenses incurred from borrowings on our Master Repurchase Facility was

$988 thousand dollars, resulting in income from investments, net, of approximately $3.2 million dollars for the quarter.
As presented in our supplemental financial package, our weighted average all in yield on the investments as of June 30th was 6.4 percent. This includes our weighted average LIBOR floor of 194 basis points, a weighted average spread of 366 basis points, and amortization of our loan fees.
Total expenses were approximately $3.1 million dollars during the second quarter. This includes $1.8 million dollars of transaction costs related to the merger with RMRM. General and administrative expenses totaled $685 thousand dollars, including $128 thousand dollars of non-cash equity-based compensation. Shared services expense reimbursement amounted to $206 thousand dollars. TRMT did not record any management incentive fees during the second quarter.

Earlier this month, we announced a regular quarterly distribution of $0.10 per share, or approximately 831 thousand dollars, which will be paid in August. Looking ahead to closing the merger, in order to maintain compliance with REIT taxation requirements, we will need to declare and pay a special distribution to shareholders of at least 90 percent of TRMT’s taxable income prior to the closing of the merger. Our Board will determine the amount necessary based upon TRMT’s financial performance.
Turning now to our balance sheet…
At the end of the second quarter, we had $8.3 million dollars in cash, which is intended to meet our liquidity requirements and fund future loan obligations. Our loans held for investment, net, totaled approximately $238 million dollars, a decrease of $22 million dollars from last quarter, driven by our net repayments during the second quarter.
As of June 30th, we had an outstanding principal balance on our Master Repurchase Facility of $156 million dollars and unused capacity of $57 million dollars. During the quarter, we paid down $38 million dollars of outstanding balances, and borrowed $14 million dollars to fund our new loan origination.

Operator, this concludes our prepared remarks. We will now take questions from sell-side analysts.

Q&A Session

Speaker: Tom Lorenzini

Thank you, operator, and thanks, everyone, for joining us today. This concludes our call.

[End]

Warning Concerning Forward-Looking Statements

This transcript of the earnings conference call by TRMT contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever Tremont Mortgage Trust (Nasdaq: TRMT), or TRMT, uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. These forward-looking statements are based upon TRMT’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by TRMT’s forward-looking statements as a result of various factors, which include those that are detailed in each of TRMT’s periodic reports and subsequent filings with the Securities and Exchange Commission, or SEC. You should not place undue reliance upon forward-looking statements. Except as required by law, TRMT does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the pending merger, RMR Mortgage Trust (Nasdaq: RMRM), or RMRM, has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the pending merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PENDING MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER.

The definitive joint proxy statement/prospectus has been mailed to TRMT’s and RMRM’s shareholders. Shareholders may obtain free copies of the RMRM Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain copies free of TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com or RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com.

Participants in Solicitation Relating to the Merger

TRMT, RMRM and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from TRMT and RMRM shareholders in respect of the pending merger and the other transactions contemplated by the Agreement and Plan of Merger entered into by TRMT and RMRM, or the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TRMT’s and RMRM’s shareholders in connection with the pending merger and the other transactions contemplated by the Merger Agreement is set forth in the definitive joint proxy statement/prospectus. Information regarding

TRMT’s trustees and executive officers and RMRM’s trustees and executive officers can be found in TRMT’s and RMRM’s respective definitive proxy statement for its 2021 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from TRMT or RMRM, as applicable, using the sources indicated above.